June 11, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Readvantage Corp.

Amendment No. 2 Registration Statement on Form S-1

Filed May 27, 2025

File No. 333-285670

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated June 5, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ilona Andzejevska, President of the Company, with respect to the Company's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-285670) that was initially submitted to the Commission on 27th of May (the “Amendment No. 2”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission's comments were organized. The page references in the Company's response are to Amendment No. 3 as marked.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 27, 2025

Risk Factors
Because we do not plan to register our common stock under the Exchange Act..., page 21

1.	Revise your risk factor to disclose that as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules, Section 16 of the Exchange Act and certain of the tender offer rules.

RESPONSE:

The Company has revised the given risk factor on page 21 to include the requested disclosure. We have added that, as a company with a reporting obligation under Section 15(d) of the Exchange Act, we will not be subject to the proxy rules under Section 14, the short-swing profit rules under Section 16, or certain tender offer rules that apply to fully reporting companies under Section 12. We have also included language noting that our reporting obligations under Section 15(d) will automatically suspend if we have fewer than 300 record shareholders at the beginning of any fiscal year after this offering.

As a result, we won't be subject to the proxy rules (Section 14), short-swing profit rules (Section 16), or certain tender offer rules that..., page 21.

Thank you.

Readvantage Corp.
By:	/s/	Ilona Andzejevska
	Name:	Ilona Andzejevska
	Title:	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

By:	/s/	Valentina Baceviciene
	Name:	Valentina Baceviciene
	Title:	Secretary